SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of the Securities Exchange Act of 1934

For the day of:  December 8, 2005

Commission File Number 000-50634

TAN RANGE EXPLORATION CORP.

(Registrant's name)

93 Benton Hill Road

Sharon, CT  06069

 (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F   X

Form 40-F    ___

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):__

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):__

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes   ___

No   X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

Attached hereto as Exhibit 1 and incorporated by reference herein is the Registrant's News Release dated December 8, 2005.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Tan Range Exploration Corporation

(Registrant)

“James E. Sinclair”

Date:   December 8, 2005

James E. Sinclair, Chief Executive Officer

Exhibit 1

Corporate Office:

Form 20-F, File No. 0-50634

93 Benton Hill Road

Trade Symbol:

Sharon, CT  06069

   TSX:

  TNX

Tel: (860) 364-1830

   AMEX:  TRE

Fax: (860)  364-0673

Vancouver Office:

Suite 1400 – 355 Burrard Street

Vancouver, B.C.  V6C 2G8

Toll Free: 1-800-811-3855

Tel: (604) 669-5598

Fax: (604) 669-8915

Email: investors@tanrange.com

            Website:  www.tanrange.com

News Release -  December 8, 2005

TAN RANGE DRILLING ENHANCES GOLD POTENTIAL AT LUHALA.

ELEVEN KIMBERLITES DISCOVERED WITHIN MAJOR DIAMOND TREND

Tan Range Exploration Corporation is pleased to report that a large-scale rotary drilling program has significantly expanded the resource potential on its Luhala Gold Project in the Lake Victoria Greenstone Belt (LVGB) of Tanzania.

In addition, multiple zones of highly anomalous gold mineralization have been discovered on several other wholly-owned licenses in the LVGB, confirming the validity of the Company’s selection process and the exploration protocols employed to evaluate its holdings.

Furthermore, the Company also wishes to report that drilling has encountered eleven kimberlite pipes – the principal host rock for diamonds – six of which are brand new discoveries. Two of these kimberlite bodies occur in an area where diamonds have been reported from overlying alluvial materials.

Despite some initial teething problems with the Company’s new RAB/RC (Rotary Air Blast/Reverse Circulation) drill rig, within a few months of its commissioning the unit’s performance met or exceeded industry standards as did the Company’s drill crew who were largely Tanzanian nationals trained specifically for the task.

According to James E. Sinclair, Chairman and CEO of Tan Range, “purchasing our own drill rig allows us to exploit the discovery potential on our holdings very quickly and that’s certainly evident by the results we’ve achieved in the past six months.”

“Clearly we are entering a very productive phase in the Company’s history, with discoveries on wholly-owned properties and another significant gold discovery by our royalty partner, Northern Mining Explorations Ltd. (MDN), in the area surrounding the Tulawaka Gold Mine.”

Luhala Project: RC Drilling Results

A drill program consisting of 29 RC holes and aggregating 2,140 metres was completed on the principal mineralized zone at Luhala during this phase of exploration. The drilling at Kisunge Hill was largely aimed at extending the gold mineralization identified last year. A specific emphasis was placed in this phase on determining the structural controls on the higher grade mineralization, producing a 3-D model of the mineralization for follow-up in 2006, and establishing a drill indicated resource from the results employing Micromine, a powerful software program for processing of exploration and mining data. The final results from this work should be available early next year.

“A major priority for the Company in the New Year will be to expand whatever resources are developed at Luhala and produce a game plan to exploit the exploration and development potential there to the fullest,” Sinclair said.

To date, results have been returned for 15 of the 30 holes drilled at Luhala and they are extremely encouraging. The remaining holes (15) are largely from the Kisunge Central and Kisunge West zones and one hole is from the new Kiginga anomaly. “We expect to be in a position to tabulate and report these remaining results in early 2006,” Sinclair emphasized.

The mineralization at Luhala occurs as a series of thrusts with gentle dips to the southeast. Alteration is typically in the form of iron and silica and the main host rocks are felsic to intermediate volcanics and argillite.

A summary of the results to date is given below.  Because of the nature of such drilling techniques, it is not possible to determine the true width and orientation of the mineralized intersections reported in this release:

Kisunge East (Northern Zone):
Hole No.	From (metres)	Intersection (metres)	Gold (Grams per tonne)	Including
LRC-36	43	23	2.52	6m @ 4.45g/t
				4m @ 3.09g/t
LRC-37	45	14	4.16	4m @ 7.05g/t
LRC-38	26	9	2.76
LRC-39	56	4	1.18
	81	4	1.41
LRC-41	20	20	1.23	2m @ 2.70g/t
				2m @ 2.45g/t

Kisunge East (Southern Zone):
Hole No.	From (metres)	Intersection (metres)	Gold (Grams per tonne)	Including
LRC-42	30	11	1.91	7m @ 2.66g/t

Kisunge Central:
Hole No.	From (metres)	Intersection (metres)	Gold (Grams per tonne)	Including
LRC-32	8	10	0.96	5m @ 1.45g/t
LRC-33	10	6	1.30	2m @ 2.22g/t

Kisunge West:
Hole No.	From (metres)	Intersection (metres)	Gold (Grams per tonne)	Including
LRC-34	10	38	1.30	13m @ 1.87g/t
				7m @ 1.91g/t
LRC-35	1	7	1.25
	28	10	2.17
LRC-44	9	27	2.13	12m @ 3.01g/t
LRC-46	2	24	1.21

Luhala Project: RAB Drilling Results

Some of the RAB drilling at Luhala involved condemnation drilling in areas with heavy overburden (mbuga) that were subject to vendor option payments in the coming year but had remained untested until now. A portion of the RAB drilling was dedicated to evaluating several BLEG (Bulk Leach Extractable Gold) and RAB anomalies that had been drilled in the past.

In general, the RAB-based drilling program at Luhala ranged from 2-10 kilometres away from the main discovery announced last year. The mineralization encountered in the latest drilling occurs within the same host rock as the earlier discovery and appears to have the same alteration and structural style, noted the Company’s President, John Deane.

A total of 418 RAB holes comprising 8,287 metres were drilled on all seven of the Luhala Project Area Prospecting Licenses between September 17 and October 24, 2005. The drilling was aimed at untested soil anomalies and favourable lithological horizons under overburden that typically averages about eight metres in thickness.

One brand new mineralized zone was discovered approximately 1,500 metres north of the present known gold mineralization. This newly discovered mineralization forms a series of flat lying, stacked shears within an intermediate volcanic tuff horizon. Thin quartz veins and hematite alteration are commonly noted within the shear zones. Referred to as the Kiginga anomaly, the new zone included the following intersections:

Kiginga Anomaly:
Hole No.	From (metres)	Intersection (metres)	Gold (Grams per tonne)	Including
LRB-303	20	11	0.17
LRB-305	17	6	0.31
LRB-307	6	6	0.11
LRB-308	7	5	0.67
	21	11	0.67
LRB-313	9	14	2.43	6m @ 5.28g/t
LRB-317	27	2	1.73

Shinyanga Project Area: RAB Drilling Results

The RAB drilling at Shinyanga was largely reconnaissance in nature and covered a strike length of approximately six kilometres. It was designed to test anomalous gold values identified in soils through BLEG and biogeochemical (BGC) sampling methodologies.

The geology at Shinyanga consists of mafic volcanics and schists, with a few metres of oxide material usually present before fresh rock is encountered. From a structural perspective, the setting includes a series of thin, shear-hosted quartz veins with grades up to 65 grams per tonne discovered earlier by trenching in a small ore shoot. “Future drill programs will focus on the discovery of larger, bulk mineable ore shoots,” Sinclair emphasized.

The latest drilling targeted the interface between the overburden and the underlying bedrock which was penetrated a few metres before drilling was terminated. Poor overburden conditions hampered the RAB drilling program in some cases and, as a result, a small amount of RC drilling was conducted in the most difficult areas. A total of 492 RAB holes were drilled comprising 7,003 metres while seven RC holes comprising 244 metres were drilled in the more difficult areas.

Five zones of gold mineralization were identified on the Shinyanga license, three of which will be followed up with RC drilling in the coming year. The zones are from 300-3,000 metres apart and it remains to be established whether they are associated with one particular structure. Significant intersections from these three zones are reported in the following table:

Zone C: (BLEG anomaly)
Hole No.	From (metres)	Intersection (metres)	Gold (Grams per tonne)
SHRAB-085	2	5	0.33
SHRAB-087	7	9	0.32
SHRAB-431	4	6	0.15
SHRAB-443	4	6	0.21
SHRAB-446	25	5	0.16

Zone D: (BLEG anomaly near trench)
Hole No.	From (metres)	Intersection (metres)	Gold (Grams per tonne)
SHRAB-178	4	3	0.12
SHRAB-179	7	3	1.58
SHRAB-455	4	3	0.11
SHRAB-461	30	2	0.29

Zone E : (BLEG anomaly)
Hole No.	From (metres)	Intersection (metres)	Gold (Grams per tonne)
SHRAB-375	5	3	5.11
SHRAB-376	6	3	0.10
SHRAB-470	5	1	0.39

KIMBERLITE EXPLORATION

Mwadui Project Area: RAB Drilling Results

The Nyamigunga PL, which is presently the subject of a due diligence agreement between the Company and a private Tanzanian entity, is known to host five kimberlites within an area of approximately two square kilometres. These kimberlites were first tested more than 20 years ago by the Madini–Mwadui partnership, a joint venture between the Tanzanian government and DeBeers. In the early 1980s, 450 tonnes of surface gravels and two tonnes of kimberlite were processed through a small wash plant, yielding several good quality diamonds.

Ground magnetic surveys were completed on these licenses in September 2005, and RAB drilling was conducted from November 21 to November 25, 2005. Adverse overburden conditions hampered drill progress and a small amount of RC drilling was conducted in the more difficult areas.

All told, 47 RAB holes were completed, aggregating some 835 metres, along with five RC holes comprising 81 metres. All five kimberlite bodies were intersected and an additional two pipes were discovered on untested magnetic anomalies. The Company has submitted 25 kilogram samples from this program for analysis and results are expected early next year.

Igunga Project Area: RAB Drilling Results

Two brand new kimberlite pipes were discovered in the Igunga Project Area, one of which was an internally generated geophysical target. The second is believed to be a pipe that was probably missed by a previous explorer.

One of the RAB holes penetrated an overburden lake profile of 67 metres before intersecting kimberlite from 67 to 82 metres. A second hole penetrated 83 metres of similar material before intersecting kimberlite from 83 to 102 metres. Both holes were terminated in kimberlite after the Company successfully recovered 25 kilogram samples for analysis.

Nzega Project Area

Two completely new kimberlite pipes were discovered in this area, both of which were internally generated geophysical targets. One pipe occurs close to artisinal diamond activity for alluvials in a nearby river bed.

Qualified Person

The Company's Qualified Person is Mr. John Deane, the President of Tan Range, M.Sc. University of Cape Town (1993), a registered scientist with SACNASP (Reg. No. 400005/05). He was personally on site during the majority of the RC drilling and supervised both logging and sampling.

Analysis

Fire assay with flame AAS finish was conducted by SGS Laboratories in Mwanza, Tanzania. Duplicates, Standards and Blanks were inserted in the sample stream sent to SGS. The duplicates have a positive correlation coefficient of 93.4%. 95 percent of the standards fall within the acceptable (5%) margins of error. The blanks are generally within acceptable limits, but 5 samples returned unacceptable levels between 0.01g/t and 0.14g/t. The blank is a local in-house granite blank, and these pulps will be re-analyzed to account for the errors.

Respectfully Submitted,

“James E. Sinclair”

James E. Sinclair

Chairman and Chief Executive Officer

For further information, please contact Investor Relations at 1-800-811-3855

Visit the Tan Range website:  www.tanrange.com

The Toronto Stock Exchange nor American Stock Exchange have not reviewed and does not accept responsibility for the adequacy or accuracy of this release

Cautionary Note to U.S. Investors -  The United States Securities and Exchange Commission permits U.S.  mining companies, in their filings with the SEC, to disclose only those mineral deposits that a company can economically and legally extract or produce.  We use certain terms on this news release, such as “measured”, “indicated”, and “inferred” “resources” that the SEC guidelines strictly prohibit U.S. registered companies from including in their filings with the SEC.  U.S. Investors are urged to consider closely the disclosure in our Form 20-F, File No. 0-50634, which may be secured from us, or from the SEC’s website at http://www.sec.gov/edgar.shtml.